Filer: Sprott Physical Silver Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: July 27, 2015

Sprott Physical Silver Trust (PSLV) units have consistently reflected the actual price of silver. Your Silver Bullion Trust (SBT) units have not. SBT Performance Versus PSLV Performance PSLV Consistently trades at or above the price of silver Price of Silver SBT is much more volatile and trades at a discount 10% 5% 0% -5% -10% -15% 2013 2014 2015

This document relates to the offer to purchase (the “Offer”) by Sprott Asset Management Silver Bid LP, a limited partnership created under the laws of the Province of Ontario (the “Offeror”) and owned and controlled by Sprott Asset Management LP (“Sprott”), all of the issued and outstanding units (the “SBT Units”) of Silver Bullion Trust (“SBT”), a corporation existing under the laws of Canada (TSX: SBT-U), in exchange for units of Sprott Physical Silver Trust (NYSEARCA: PSLV), a closed-end mutual fund trust established under the laws of the Province of Ontario managed by Sprott.

The Offer is subject to conditions.  Full details of the Offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Offer, Sprott Physical Silver Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (as amended, a “Registration Statement”), which contains a prospectus relating to the Offer (a “Prospectus”).  This document  is not a substitute for the Offer Documents, the Prospectus or the Registration Statement.  SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SPROTT PHYSICAL SILVER TRUST, SBT AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.  Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT or Sprott Physical Silver Trust.  The Offer is being made solely pursuant to the Offer Documents.  The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation.  Forward-looking information is not, and cannot be, a guarantee of future results or events.  Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.